AM 11-29-2004 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04014261

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 23 2004

SEC FILE NUMBER
8- 42057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KWS Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KWS Associates, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title



"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
KWS ASSOCIATES, INC.

We have audited the accompanying statement of financial condition of KWS ASSOCIATES, INC., as of September 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KWS Associates, Inc. at September 30, 2004, in conformity with accounting principles generally accepted in the United States.

Schultz & Chez, LLP

Chicago, Illinois
November 12, 2004

KWS ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

ASSETS	
Cash and cash equivalents	$ 141,203
Floor brokerage commissions receivable	273,145
Receivable from clearing organization	130,279
Securities owned, at market	23,005
Deposits with clearing organization	399,073
Cash surrender value of officers' life insurance	196,566
Exchange memberships (at cost, market value - $25,000)	53,500
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $234,673	72,694
Refundable income taxes	164,525
Other assets	37,708
Total assets	$ 1,491,198
LIABILITIES	
Liabilities:	
Bank loan payable	$ 40,000
Accounts payable and accrued expenses	492,941
Securities sold, not yet purchased, at market	3,403
Deferred income taxes payable	8,000
Total liabilities other than shares subject to mandatory redemption and liabilities subordinated to claims of general creditors	544,344
Liabilities subordinated to claims of general creditors	640,000
Total liabilities other than shares subject to mandatory redemption	1,184,344
Shares subject to mandatory redemption	306,854
Total Liabilities	$ 1,491,198

The accompanying notes are an integral part of this financial statement.

KWS ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

1. ORGANIZATION AND NATURE OF BUSINESS

KWS Associates, Inc. (the Company), (an Illinois corporation) is a registered broker-dealer and member of the Chicago Stock Exchange, Inc. (the CSE). In its capacity as a floor broker, specialist, and upstairs over-the-counter (OTC) broker (KWS-OTC), it executes principal and agency transactions with other broker-dealers and clearing members of the National Securities Clearing Corporation (NSCC). The clearing and depository functions of the Company's proprietary and agency transactions are performed by NSCC and the Depository Trust Company. The Company's floor brokerage customers include major national broker-dealers and members of NSCC who are located generally in the United States.

The Company has a minority interest in SJS/OTC (SJS) specialist operations. At September 30, 2004, there was a receivable of $35,559 from such specialist and such specialist had no securities positions. Additionally, the Company has an arrangement with SJS whereby it pays it a certain portion of the income from KSW-OTC activities.

The Company is charged by the CSE for transaction, specialist, and other fees. The Company receives a rebate each month from the CSE based on specialist market share and floor broker transaction volume. Such rebate has been reflected as a reduction of expenses in the statement of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents include cash in money market accounts with a bank.

Proprietary security transactions are recorded on a trade-date basis. To the extent securities owned have not settled, the Company is indebted to its clearing organization and the securities owned are collateral for such liability.

Securities sold, not yet purchased consist of equity securities valued at market value based upon quoted market prices. Unrealized gains and losses are recognized in the statement of operations.

Depreciation is computed under an accelerated method over the estimated useful lives of the assets generally three to five years. Amortization of leasehold improvements is over the lesser of the life of the lease or economic useful life of the improvements.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, the Company recognizes the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *COMMITMENTS*

As of September 30, 2004, the Company has available a $750,000 line of credit from a bank of which $40,000 was utilized. The Company borrows from the bank to finance securities owned, and any such securities collateralize any obligations to the bank.

4. *LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS*

Following is the summary of loans subordinated to the claims of general creditors as of September 30, 2004:

Lenders	Amount	Interest Rate	Expiration Date
Shareholders	$ 50,000	5%	09/30/2005
Shareholder	50,000	7%	04/30/2005
Shareholder	25,000	7%	07/31/2005
Shareholder	75,000	5%	08/25/2005
Shareholder	40,000	50%	08/30/2005
Shareholders	125,000	5%	08/31/2005
Shareholder	25,000	5%	11/15/2004
Employees	200,000	6%	09/16/2005
Total	$590,000		

Interest expense on subordinated borrowings from shareholders and employees amounted to $22,896 for the year.

KWS ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

(Continued)

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (CONTINUED)

The payment of any amounts covered by these subordinated borrowings is not permitted if, after payment, the Company would be unable to meet minimum net capital requirements.

All of these loans, except for one in the amount of $50,000, have been approved by the CSE as being available as capital for purposes of computing regulatory net capital.

5. CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the CSE, the Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires that net capital, as defined, shall be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis but, at September 30, 2004, the Company had net capital and net capital requirements of $451,923 and $100,000, respectively. As of September 30, 2004, the ratio of aggregate indebtedness to net capital was approximately 1.20 to 1. The withdrawal of capital from the Company, including the repayment of subordinated loans or the redemption of common stock, is subject to more restrictive requirements than minimum net capital requirements.

6. COMMON STOCK / SHARES SUBJECT TO MANDATORY REDEMPTION

The Company has entered into an agreement with each of its shareholders to purchase all shares of the Company's common stock owned or held as custodian by such shareholder, upon the death, disability, or termination of such shareholder. The purchase price of the shares shall be the book value, as defined, of such shares as of the date of death, disability, or termination of such shareholder and is to be paid within 120 days thereafter. Where the Company is prevented by regulatory restrictions from purchasing any or all of the shares owned, the remaining shareholders personally are required to purchase the shares.

A summary of these shares subject to mandatory redemption at September 30, 2004 is as follows:

Common stock, par value $1 per share; 1,000 shares authorized; 660 shares issued and outstanding	$ 660
Additional paid-in capital	133,452
Retained earnings	172,742
Total	$ 306,854

7. *OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK*

In the normal course of business, the Company executes and enters into securities transactions with other broker-dealers and members of NSCC. All securities transactions are cleared through NSCC. Floor brokerage commissions receivable are due from various registered broker-dealers. The Company did not have a significant concentration of such receivables with any single broker-dealer as of September 30, 2004.

In the normal course of its business, the Company enters into long and short security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for short transactions. The Company generally borrows securities to make delivery on short positions from a New York Stock Exchange member firm.

Furthermore, the Company's policy is to continuously monitor its exposure to market and counterparty credit risk through the use of a variety of control procedures. Although securities sold, not yet purchased totaled $3,403 at September 30, 2004, the Company has had significant positions at times during the year.

8. *EMPLOYEE BENEFIT PLAN*

The Company has a discretionary profit-sharing plan covering substantially all employees of the Company. There was no expense for the year ended September 30, 2004.

9. *RELATED PARTY TRANSACTIONS*

The Company leases four CSE memberships from an affiliated entity for use by the Company. The amount of such lease payments was approximately $10,000 for the year ended September 30, 2004.

Included within other assets in the statement of financial condition are non-interest-bearing loans to related parties in the amount of $26,070. The loans are payable on demand.

10. LEASE COMMITMENTS

The Company entered into a lease for the rental of office space through March 31, 2009, requiring base monthly rental payments of $6,788 plus an adjusted rent amount. This adjusted rent amount is based upon the operating expenses for the building.

Expected minimum annual rental payments are as follows;

For the year ended September 30,	Minimum Annual Rental Payments
2005	$ 85,985
2006	85,985
2007	85,985
2008	85,985
2009	42,992
	$ 386,931

Rent expense for the year ended September 30, 2004 was $56,953.

11. INCOME TAXES

Deferred income taxes payable arise primarily due to the Company's difference between book and tax depreciation, cash surrender value of officers' life insurance in excess of the tax basis of such policies, and the benefit of charitable contributions deductible in the future. The provision for income taxes does not bear the customary relationship to income before provision for income taxes because of 50% of entertainment expense, which is not deductible for income tax purposes.